Exhibit 99.1

Xunlei Downsizes its Domestic Live Streaming Business

SHENZHEN, China, May 22, 2023 (GLOBE NEWSWIRE) — Xunlei Limited (“Xunlei” or the “Company”) (NASDAQ: XNET), a leading innovator of shared cloud computing and blockchain technology in China, today announced that it is taking proactive measures to adjust certain business operations. Particularly, the Company is downsizing its domestic audio live streaming operations due to lower gross margin of such business and the rapidly evolving and challenging industry environment.

As a result of this change, the Company expects that revenues from live streaming and other IVAS segment will be significantly reduced going forward. The Company will evaluate the impact of this initiative and provide an update on the second quarter revenue guidance in the near future.

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing, blockchain and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contact:
Investor Relations
Xunlei Limited
Email: ir@xunlei.com
Tel: +86 755 6111 1571
Website: http://ir.xunlei.com